UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pursuant to Nasdaq Rule 5250(c)(2), Regencell Bioscience Holdings Limited (the “Company”) hereby furnishes its interim balance sheet and statement of operations for its six months ended on December 31, 2021, which are attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Regencell Bioscience Holdings Limited Announces First Half 2022 Management Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022

Regencell Bioscience Holdings Limited

	By:	/s/ Yat-Gai Au
Name: Yat-Gai Au
Title: Chief Executive Officer and Chairman of the Board of Directors

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